
June 28, 2018

Luis Müller
Chief Executive Officer
Cohu, Inc.
12367 Crosthwaite Circle
Poway, California 92064

> **Re: Cohu, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 21, 2018**
> **File No. 333-225770**

Dear Mr. Müller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at 202-551-3498 with any questions.


Division of Corporation Finance
Office of Electronics and Machinery


cc: Paul J. Shim